1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 15, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors and all the Directors of Yanzhou Coal Mining Company Limited (hereinafter referred to as the “Company”) warrant that this announcement contains no false representation, misleading statement or material omission, and shall be jointly and severally liable for the truthfulness, accuracy and completeness of the contents in this announcement.

The Company’s 2008 annual report was published by the Company at the website of the Shanghai Stock Exchange at www.sse.com.cn on 27 April 2009. Under the request of the Shanghai Stock Exchange, the Company makes the following supplemental explanations in respect of the relevant contents in its 2008 annual report:

1. Further explanation of foreign exchange hedging contracts of Yancoal Australia Pty

(1)	The background of hedging. Yancoal Australia Pty Limited (hereinafter referred to as “Yancoal Australia Pty”) is a wholly-owned subsidiary of the Company whose place of production and operation is based in Australia and it mainly engages in coal mining and sales business. Coal produced by Yancoal Australia Pty are for exports and settled in US dollars (“USD”) with costs and expenses mainly denominated in Australian dollars (“AUD”). The exchange rate of AUD against USD has fluctuated significantly since 2008. Yancoal Australia Pty has commenced hedging activities to mitigate exchange risk and reduce the impact of exchange rate fluctuation on its profitability. Hedges used by Yancoal Australia Pty are cash flow hedges.

(2)	Main terms of hedging contract. Hedging instruments adopted by Yancoal Australia Pty are financial derivatives, including forward foreign exchange contract and collar option (collectively referred to as “Foreign Exchange Contract”).

Main terms of forward foreign exchange contract: A Foreign Exchange Contract whereby the parties (i.e. the enterprise and the bank) agree to settle the contract on an agreed date in the future at a specified exchange rate.

Main terms of collar option: A Foreign Exchange Contract whereby the parties (i.e. the enterprise and the bank) agree to settle the contract on an agreed date in the future within a specified exchange rate band or at the spot rate.

(3)	Accounting standards applicable to hedging. Hedging applicable to “Chinese Accounting Standard 24 – Hedging” and “Chinese Accounting Standard 22 – Financial Instruments: Recognition and Measurement” (hereinafter referred to as the “Chinese Standards”) and “Australian Accounting Standards AASB139 - Financial Instruments: Recognition and Measurement” (hereinafter referred to as the “International Standard”) includes fair value hedging, cash flow hedging and net overseas investment hedging. There is no significant difference between the Chinese Standards and the International Standard in respect of recognizing hedging, accounting treatment and disclosure of hedging.

(4)	Evaluation of hedging effectiveness. As the subject of hedging instrument and hedged items are identical and are reflected in the same contract with identical terms, the hedging is expected to offset changes in cash flow arising from hedged risk in the specified period of hedging highly effectively. According to reviewed evaluation, results of actual offset ranging from 80% to 125% are deemed as effective.

2. Further explanation of exchange loss of RMB329 million

In 2008, the Group (the Company and its subsidiaries) suffered exchange losses of RMB329 million, among which, the Company recorded an exchange loss of RMB130 million and RMB199 million for Yancoal Australia Pty.

The exchange loss suffered by the Company was mainly due to the appreciation of RMB against main currencies including USD of approximately 6.4%, resulting in exchange loss in capital of foreign currencies of the Company of approximately RMB64 million and an exchange loss in trusted loans and advanced payment of equipment to Yancoal Australia Pty of RMB66 million.

The main reasons of Yancoal Australia Pty’s exchange loss include: (1) the Company suffered exchange loss in entrusted loans and advanced payment of equipment to Yancoal Australia Pty in the amount of RMB149 million due to substantial depreciation of AUD against USD; (2) exchange loss in bank loans of RMB142 million and (3) exchange loss in amount receivable of RMB92 million.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Zoucheng, Shandong Province, the PRC

15 May 2009

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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